Exhibit 99.1

Sea Limited Reports Third Quarter 2023 Results

Singapore, November 14, 2023 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the third quarter ended September 30, 2023.

“Our strategy for e-commerce is driven by the principle that maximizing the long-term profitability of the business will generate the greatest returns to our shareholders in the long run,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer. “And maximizing long-term profitability requires scale and strong market leadership. To achieve this long-term objective, we look at three key operational factors: growth, current profitability, and market share gain.”

“In this current period, we will prioritize investing in the business to increase our market share and further strengthen our market leadership. We now have scale, a deep understanding of our markets, and strong localized execution across diverse geographies. This gives us a wide competitive moat, and we intend to grow it further. Our move to self-sufficiency and profitability in the past quarters has significantly improved both our cash reserves and operational efficiency and we see a very good opportunity to build our e-commerce content ecosystem efficiently especially in live streaming.”

“We are committed to maintaining a strong cash position, not relying on external funding, and investing within our means at a time and pace of our choosing. At the same time, given that e-commerce penetration remains low in most of our markets, we as the market leader have a responsibility to help grow the whole e-commerce ecosystem. Shopee will remain committed to doing so in a healthy and sustainable way and driving value creation for all stakeholders.”

Third Quarter 2023 Highlights

▪	Group
o	Total GAAP revenue was US$3.3 billion, up 4.9% year-on-year.
o	Total gross profit was US$1.4 billion, up 17.4% year-on-year.
o	Total net loss was US$(144.0) million, as compared to total net loss of US$(569.3) million for the third quarter of 2022.
o	Total adjusted EBITDA[1] was US$35.3 million, as compared to a loss of US$(357.7) million for the third quarter of 2022.
o	As of September 30, 2023, cash, cash equivalents, short-term and other treasury investments[2] were US$7.9 billion, representing a net increase of US$274.0 million from June 30, 2023.

▪	E-commerce
o	GAAP revenue was US$2.2 billion, up 16.2% year-on-year.
o	GAAP revenue included US$1.9 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 18.2% year-on-year.

▪	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 31.7% year-on-year to US$1.3 billion.
▪	Value-added services revenue, mainly consisting of revenues related to logistics services, was down 4.2% year-on-year to US$592.8 million.
o	Adjusted EBITDA[1] was US$(346.5) million, as compared to US$(495.7) million for the third quarter of 2022.
▪	Asia markets recorded adjusted EBITDA of US$(306.2) million in the quarter, as compared to US$(216.8) million for the third quarter of 2022.
▪	Other markets recorded adjusted EBITDA of US$(40.3) million in the quarter, as compared to US$(279.0) million for the third quarter of 2022.
▪	In Brazil, unit economics continued to improve, with contribution margin loss per order improving 90.7% year-on-year to reach US$0.10 for the quarter.
o	Gross orders totaled 2.2 billion for the quarter, increasing by 13.2% year-on-year and 23.6% quarter-on-quarter.
o	GMV was US$20.1 billion for the quarter, increasing by 5.1% year-on-year and 11.2% quarter-on quarter.

▪	Digital Entertainment
o	GAAP revenue was US$592.2 million, up 11.9% quarter-on-quarter.
o	Bookings[3] were US$447.9 million, as compared to US$443.1 million for the previous quarter.
o	Adjusted EBITDA[1] was US$234.0 million, as compared to US$239.5 million for the previous quarter.
o	Adjusted EBITDA represented 52.2% of bookings for the third quarter of 2023, as compared to 54.0% for the previous quarter.
o	Quarterly active users were 544.1 million, as compared to 544.5 million for the previous quarter.
o	Quarterly paying users were 40.5 million, as compared to 43.1 million for the previous quarter. Paying user ratio was 7.5%, as compared to 7.9% for the previous quarter.
o	Average bookings per user were US$0.82, increased slightly quarter-on-quarter.

▪	Digital Financial Services
o	GAAP revenue was US$446.2 million, up 36.5% year-on-year.
o	Adjusted EBITDA[1] was US$165.7 million, as compared to a loss of US$(67.7) million for the third quarter of 2022.
o	As of September 30, 2023, gross loans receivable increased by 5.3% sequentially to US$2.4 billion, before netting off allowance for credit losses of US$288.1 million. Non-performing loans past due by more than 90 days as a percentage of our gross loans receivable was 1.6%, improving quarter-on-quarter.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Other treasury investments currently consist of available-for-sale sovereign bonds and corporate bonds excluding those at our banking entities, with maturities over one year, classified as part of long-term investments.

3 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended September 30,
	2022	2023	YOY%
	$	$
Revenue
Service revenue
Digital Entertainment	892,879	592,153	(33.7)%
E-commerce and other services	1,976,743	2,417,036	22.3%
Sales of goods	286,329	300,979	5.1%
	3,155,951	3,310,168	4.9%

Cost of revenue
Cost of service
Digital Entertainment	(264,833)	(177,086)	(33.1)%
E-commerce and other services	(1,405,749)	(1,403,975)	(0.1)%
Cost of goods sold	(257,651)	(287,815)	11.7%
	(1,928,233)	(1,868,876)	(3.1)%
Gross profit	1,227,718	1,441,292	17.4%
Other operating income	65,972	46,614	(29.3)%
Sales and marketing expenses	(816,662)	(918,046)	12.4%
General and administrative expenses	(405,177)	(273,575)	(32.5)%
Provision for credit losses	(146,523)	(143,514)	(2.1)%
Research and development expenses	(420,972)	(280,511)	(33.4)%
Total operating expenses	(1,723,362)	(1,569,032)	(9.0)%
Operating loss	(495,644)	(127,740)	(74.2)%
Non-operating (loss) income, net	(9,173)	45,875	(600.1)%
Income tax expense	(65,279)	(61,676)	(5.5)%
Share of results of equity investees	821	(437)	(153.2)%
Net loss	(569,275)	(143,978)	(74.7)%
Basic and diluted loss per share attributable to Sea Limited’s ordinary shareholders	(1.01)	(0.26)	(74.3)%
Change in deferred revenue of Digital Entertainment	(228,207)	(144,253)	(36.8)%
Adjusted EBITDA for Digital Entertainment (1)	289,879	233,998	(19.3)%
Adjusted EBITDA for E-commerce (1)	(495,735)	(346,495)	(30.1)%
Adjusted EBITDA for Digital Financial Services (1)	(67,746)	165,731	(344.6)%
Adjusted EBITDA for Other Services (1)	(76,530)	(8,771)	(88.5)%
Unallocated expenses (2)	(7,520)	(9,179)	22.1%
Total adjusted EBITDA (1)	(357,652)	35,284	(109.9)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended September 30, 2023 Compared to Three Months Ended September 30, 2022

Revenue

Our total GAAP revenue increased by 4.9% to US$3.3 billion in the third quarter of 2023 from US$3.2 billion in the third quarter of 2022.

•	Digital Entertainment: GAAP revenue was US$592.2 million compared to US$892.9 million in the third quarter of 2022, primarily attributable to moderation in user engagement and monetization year-on-year.

•	E-commerce and other services: GAAP revenue increased by 22.3% to US$2.4 billion in the third quarter of 2023 from US$2.0 billion in the third quarter of 2022, primarily driven by the improved monetization in our e-commerce business and the growth of our credit business year-on-year.

•	Sales of goods: GAAP revenue increased by 5.1% to US$301.0 million in the third quarter of 2023 from US$286.3 million in the third quarter of 2022.

Cost of Revenue

Our total cost of revenue was US$1.9 billion in the third quarter of 2023, flat year-on-year.

•	Digital Entertainment: Cost of revenue decreased by 33.1% to US$177.1 million in the third quarter of 2023 from US$264.8 million in the third quarter of 2022.

•	E-commerce and other services: Cost of revenue for e-commerce and other services segment combined was US$1.4 billion in the third quarter of 2023, flat year-on-year. Improvement in gross profit margins was driven by increased monetization and greater cost efficiencies in our e-commerce and digital financial services business.

•	Cost of goods sold: Cost of goods sold increased by 11.7% to US$287.8 million in the third quarter of 2023 from US$257.7 million in the third quarter of 2022.

Other Operating Income

Other operating income was US$46.6 million and US$66.0 million in the third quarter of 2023 and 2022, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 12.4% to US$918.0 million in the third quarter of 2023 from US$816.7 million in the third quarter of 2022. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2022	2023	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	60,521	24,712	(59.2)%
E-commerce	575,676	861,540	49.7%
Digital Financial Services	130,824	25,152	(80.8)%

General and Administrative Expenses

Our general and administrative expenses decreased by 32.5% to US$273.6 million in the third quarter of 2023 from US$405.2 million in the third quarter of 2022.

Provision for Credit Losses

Our provision for credit losses decreased by 2.1% to US$143.5 million in the third quarter of 2023 from US$146.5 million in the third quarter of 2022.

Research and Development Expenses

Our research and development expenses decreased by 33.4% to US$280.5 million in the third quarter of 2023 from US$421.0 million in the third quarter of 2022.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating income of US$45.9 million in the third quarter of 2023, as compared to a net non-operating loss of US$9.2 million in the third quarter of 2022. The year-on-year improvement was mainly due to higher interest income in the third quarter of 2023.

Income Tax Expense

We had a net income tax expense of US$61.7 million and US$65.3 million in the third quarter of 2023 and 2022, respectively.

Net Loss

As a result of the foregoing, we had net losses of US$144.0 million and US$569.3 million in the third quarter of 2023 and 2022, respectively.

Basic and Diluted Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share attributable to Sea Limited’s ordinary shareholders was US$0.26 in the third quarter of 2023, as compared to US$1.01 in the third quarter of 2022.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on November 14, 2023 8:30 PM Singapore / Hong Kong Time on November 14, 2023
Webcast link:	https://events.q4inc.com/attendee/547645719

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on equity offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended September 30, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	345,760	(428,183)	150,470	(11,704)	(184,083)	(127,740)
Net effect of changes in deferred revenue and its related cost	(119,058)	-	-	-	-	(119,058)
Depreciation and Amortization	7,296	81,688	15,261	2,933	-	107,178
Share-based compensation	-	-	-	-	174,904	174,904
Adjusted EBITDA	233,998	(346,495)	165,731	(8,771)	(9,179)	35,284

	For the Three Months ended September 30, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	456,952	(586,148)	(82,462)	(80,711)	(203,275)	(495,644)
Net effect of changes in deferred revenue and its related cost	(177,874)	-	-	-	-	(177,874)
Depreciation and Amortization	10,801	90,413	14,716	4,181	-	120,111
Share-based compensation	-	-	-	-	195,755	195,755
Adjusted EBITDA	289,879	(495,735)	(67,746)	(76,530)	(7,520)	(357,652)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2022	2023
	$	$
Revenue
Service revenue
Digital Entertainment	2,928,306	1,661,236
E-commerce and other services	5,232,040	6,999,109
Sales of goods	837,775	786,587

Total revenue	8,998,121	9,446,932

Cost of revenue
Cost of service
Digital Entertainment	(834,547)	(511,121)
E-commerce and other services	(3,911,891)	(3,908,825)
Cost of goods sold	(763,719)	(718,126)

Total cost of revenue	(5,510,157)	(5,138,072)

Gross profit	3,487,964	4,308,860

Operating income (expenses)
Other operating income	210,731	162,497
Sales and marketing expenses	(2,795,603)	(1,811,790)
General and administrative expenses	(1,085,291)	(902,121)
Provision for credit losses	(338,587)	(473,954)
Research and development expenses	(1,132,306)	(884,320)
Impairment of goodwill	(177,280)	(117,875)
Total operating expenses	(5,318,336)	(4,027,563)

Operating (loss) income	(1,830,372)	281,297
Interest income	61,179	240,361
Interest expense	(34,587)	(30,946)
Investment loss, net	(84,327)	(45,377)
Foreign exchange gain	9,737	11,924
(Loss) Income before income tax and share of results of equity investees	(1,878,370)	457,259
Income tax expense	(211,856)	(185,786)
Share of results of equity investees	9,616	2,824
Net (loss) income	(2,080,610)	274,297

Net loss (income) attributable to non-controlling interests	2,391	(13,831)
Net (loss) income attributable to Sea Limited’s ordinary shareholders	(2,078,219)	260,466

(Loss) Earnings per share:
Basic	(3.73)	0.46
Diluted	(3.73)	0.44

Weighted average shares used in (loss) earnings per share computation:
Basic	557,376,415	565,630,521
Diluted	557,376,415	597,718,238

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2022	2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,029,859	3,219,873
Restricted cash	1,549,574	1,515,596
Accounts receivable, net of allowance for credit losses of $12,818 and $7,382, as of December 31, 2022 and September 30, 2023 respectively	268,814	190,788
Prepaid expenses and other assets	1,798,651	2,046,368
Loans receivable, net of allowance for credit losses of $236,797 and $286,250, as of December 31, 2022 and September 30, 2023 respectively	2,053,767	2,110,587
Inventories, net	109,668	116,320
Short-term investments	864,258	2,762,748
Amounts due from related parties	13,421	11,666
Total current assets	12,688,012	11,973,946

Non-current assets
Property and equipment, net	1,387,895	1,229,015
Operating lease right-of-use assets, net	957,840	1,014,768
Intangible assets, net	65,019	61,455
Long-term investments	1,253,593	3,162,710
Prepaid expenses and other assets	135,616	114,172
Loans receivable, net of allowance for credit losses of $2,022 and $1,886, as of December 31, 2022 and September 30, 2023 respectively	21,663	19,841
Restricted cash	17,724	26,207
Deferred tax assets	245,226	311,044
Goodwill	230,208	111,952
Total non-current assets	4,314,784	6,051,164
Total assets	17,002,796	18,025,110

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2022	2023
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	258,648	267,852
Accrued expenses and other payables	1,396,613	1,597,125
Deposits payable	1,316,395	1,397,420
Escrow payables and advances from customers	1,862,325	2,001,361
Amounts due to related parties	415	422
Borrowings	88,410	91,563
Operating lease liabilities	269,968	288,632
Convertible notes	31,237	–
Deferred revenue	1,535,083	1,192,213
Income tax payable	176,598	194,235
Total current liabilities	6,935,692	7,030,823

Non-current liabilities
Accrued expenses and other payables	87,072	80,181
Borrowings	–	96,514
Operating lease liabilities	756,818	794,652
Deferred revenue	63,566	101,057
Convertible notes	3,338,750	3,343,230
Deferred tax liabilities	9,967	502
Unrecognized tax benefits	107	107
Total non-current liabilities	4,256,280	4,416,243
Total liabilities	11,191,972	11,447,066

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2022	2023
	$	$
Shareholders’ equity
Class A Ordinary shares	258	261
Class B Ordinary shares	23	23
Additional paid-in capital	14,559,690	15,153,621
Accumulated other comprehensive loss	(111,215)	(213,995)
Statutory reserves	12,490	13,119
Accumulated deficit	(8,745,541)	(8,485,704)
Total Sea Limited shareholders’ equity	5,715,705	6,467,325
Non-controlling interests	95,119	110,719
Total shareholders’ equity	5,810,824	6,578,044
Total liabilities and shareholders’ equity	17,002,796	18,025,110

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2022	2023
	$	$
Net cash (used in) generated from operating activities	(1,375,383)	1,800,855
Net cash used in investing activities	(2,480,331)	(4,755,908)
Net cash generated from financing activities	913,967	182,626
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(252,623)	(76,281)
Net decrease in cash, cash equivalents and restricted cash	(3,194,370)	(2,848,708)
Cash, cash equivalents and restricted cash at beginning of the period(1)	10,838,140	7,610,384
Cash, cash equivalents and restricted cash at end of the period	7,643,770	4,761,676

(1) As of December 31, 2022, cash and cash equivalents of US$13,227 was included in assets held for sale within prepaid expenses and other assets.

Net cash used in investing activities amounted to US$4,756 million for the nine months ended September 30, 2023. This was primarily attributable to net placement of US$3,979 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management, increase in loans receivable of US$548 million and purchase of property and equipment of US$177 million to support the existing operations.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	592,153	2,231,954	446,249	39,812	-	3,310,168
Operating income (loss)	345,760	(428,183)	150,470	(11,704)	(184,083)	(127,740)
Non-operating income, net						45,875
Income tax expense						(61,676)
Share of results of equity investees						(437)
Net loss						(143,978)

	For the Three Months ended September 30, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	892,879	1,920,126	326,853	16,093	-	3,155,951
Operating income (loss)	456,952	(586,148)	(82,462)	(80,711)	(203,275)	(495,644)
Non-operating loss, net						(9,173)
Income tax expense						(65,279)
Share of results of equity investees						821
Net loss						(569,275)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.